FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 28, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 28, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

BRF- Brasil Foods

4Q10 and 2010 Results

March 2011

José Antonio Fay – CEO
Leopoldo Saboya- CFO

The results of the third quarter 2010 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO – Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the arrangement of treasury activities.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

What 2010 meant for BRF

Achieved **record** results

Third largest Brazilian exporter

Responsible for more than 20% of the Brazilian trade surplus

Returned to historical profit **margins**

Started realization of **synergies**

Finished 2010 ready for **BRF15** plan



4Q10 and 2010 Results



IFRS

IFRS Effects- 2010

	Before	IFRS	Δ	
Gross mg	28.2%	25.3%	-290 bps	Freight (transfer) reclassification
EBITDA mg	11.5%	11.6%	10 bps	No material impact
Net income*	R$723.5	R$804.1	R$80.6	Reversal of deferred assets + other adjustments

*R$ million
non audited (BR GAAP)

Strong Results in 4Q10

Pro forma (R$ Million)

Gross Profit



23.2%
28.7%
1,231
1,839
4Q09
4Q10
Gross Profit
Gross Margin

EBITDA



15.0%
6.8%
359
959
4Q09
4Q10
EBITDA
EBITDA Margin

EBIT



12.2%
4.9%
262
781
4Q09
4Q10
EBIT
EBIT Margin

Net Income



5.6%
0.4%
22
360
4Q09
4Q10
Net Income
Net Margin

Strong Results in 2010

Pro forma (R$ Million)

Gross Profit


20.2%
25.3%
4,220
5,730
2009
2010
Gross Profit
Gross Margin

EBITDA


11.6%
5.6%
1,166
2,634
2009
2010
EBITDA
EBITDA Margin

EBIT


8.3%
1.9%
392
1,874
2009
2010
EBIT
EBIT Margin

Net Income


3.5%
1.7%
357
804
2009
2010
Net Income
Net Margin

Net Sales

Pro forma (R$ Million)



20.6%
8.3%
5,306
5,047
5,531
5,742
6,400
20,937
22,681
38%
41%
43%
41%
47%
42%
40%
62%
59%
57%
59%
63%
58%
60%
4T09
1T10
2T10
3T10
4T10
2009
2010
Domestic Market
Export Market

Wholesale
price evolution

R$/Bag 60kg

Soybean

Ponta Grossa - PR




2010
2011
55
50
45
40
35
30
49.90
49.09
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec

(%) Ch	
4Q10/4Q09	10.2
4Q10/3Q10	15.8
2010/2009	(13.5)

Corn

Cascavel - PR




30
25
20
15
10
26.65
23.26
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec

(%) Ch.	
4Q10/4Q09	30.4
4Q10/3Q10	33.9
2010/2009	(1.2)

Source: FNP

COGS and SG&A reduction (2010/2009)

COGS
(COGS/Net sales)



- 510 bps
79.8%
74.7%
2009
2010

SG&A
(SG&A/Net sales)



- 130 bps
18.3%
17.0%
2009
2010
-140 bps
Selling
+10 bps
G&A

R$ 64 million Upfront Integration expenses

Synergies

	2010
Synergies	R$ 187 million
Upfront expenses	(R$ 64 million)
Income tax	(R$ 49 million)
Net synergies	**R$ 74 million**

R$52 million of systems integration projects were booked as assets

Financial Performance

				PRO FORMA		
HIGHLIGHTS (R$ Million)	4Q10	4Q09	% Ch.	2010	2009	% Ch.
Net Sales	6,400	5,306	21%	22,681	20,937	8%
Domestic Market	4,009	3,285	22%	13,515	12,148	11%
Exports	2,391	2,021	18%	9,166	8,789	4%
Gross Profit	1,840	1,231	50%	5,730	4,220	36%
Gross Margin	*28.7%*	*23.2%*	*550 bps*	*25.3%*	*20.2%*	*510 bps*
EBIT (1)	781	262	198%	1,874	392	378%
Net Income	360	22	1,537%	804	225	257%
Net Margin	*5.6%*	*0.4%*	*520 bps*	*3.5%*	*1.1%*	*240 bps*
Adjusted Net Income (2)	360	22	1,537%	804	357	125%
Adjusted Net Margin	*5.6%*	*0.4%*	*520 bps*	*3.5%*	*1.7%*	*180 bps*
EBITDA	959	359	167%	2,635	1,166	126%
EBITDA Margin	*15.0%*	*6.8%*	*820 bps*	*11.6%*	*5.6%*	*600 bps*
Earnings per Share (3)	*0.41*	*0.03*	1,537%	*0.92*	*0.26*	257%

(1) - Operating results before other results and equity accounting.

(2) - Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

(3) - Consolidated earnings per share (in R$), excluding treasury shares and including the split of shares approved on April, 2010.

EBITDA *Pro forma*

R$ Million



4Q10/4Q09
+820 *bps*
15.0%
10.8%
11.1%
8.8%
6.8%
359
444
614
617
959
4Q09
1Q10
2Q10
3Q10
4Q10
EBITDA
EBITDA Margin

Debt Profile

Pro forma – R$ Million



3.6
3.0
2.4
1.9
1.4
4,193
4,300
3,996
3,850
3,634
4Q09
1Q10*
2Q10*
3Q10*
4Q10
Net Debt
Net Debt/Ebitda

* Non audited data

Earnings per share

R$/ share


0.92
608%
0.26
0.13
2008
2009
2010

Investments

2010 : R$ 702.9 million



New Projects
24.9%
Optimization
32.2%
Productivity
42.9%

Investments in breeder stock : R$ 348.9 million



Business performance



Net sales Breakdown – 2010

Corporate Law

Diversified product portfolio



By Product
Others
2.4%
Milk*
7.0%
Dairy Products
3.2%
Other
Processed
9.3%
Poultry
30.4%
Pork / Beef
10.6%
Processed
Products
37.2%



By Market
Domestic
market
59.6%
Exports
40.4%

* Includes UHT, pasteurized and powdered milk

Volumes and Prices (4Q10 /4Q09)


Domestic Market
Meats
22,.%
11.4%
10.4%
Net sales
Volumes
Price/ *mix*
Domestic Market
Dairy
15.8%
13.5%
2.1%
Net sales
Volumes
Price/ *mix*
Exports
18.3%
16.5%
-3.0%
4.2%
Net sales
Volumes
Price in USD/*mix*
Fx

Performance - *Domestic Market* (2010/2009)


Meat
10.5%
6.6%
3.6%
Net sales
Volumes
Price/ mix


Dairy
7.1%
7.4%
-0.3%
Net sales
Volumes
Price/ mix

- ✓ Tactical growth in "in natura" products and strategic growth in other processed products
- ✓ More processed products with value added (+26% sales)
- ✓ Profitability Improvement by cost X price management
- ✓ Strong performance of food service
- ✓ Dairy: higher costs not fully passed throught (UHT)

Market size

We are part of 28 out of 30 perishable categories covered by Nielsen

Specialty meats	Frozen meats	Pastas	Frozen pizzas	Dairy products	Margarine
					
R$ 18 bi 10/09:22.0%	R$ 2.8 bi 10/09: 15.3%	R$ 647 mi 10/09: 25.8%	R$ 551 mi 10/09: 14.4%	R$ 4.4 bi 10/09: 9.9%	R$ 2.3 bi 10/09: 2.7%

Desserts	Snacks	Cheese/ UHT	In- Natura	Soy base processed	Vegetables
					

Source: AC Nielsen/BRF – 2010 Categ. Specialty meats : Methhodological changes were made in AC Nielsen basis in 2010

New Campaigns
Domestic Market

BRF
BRASIL FOODS



PERDIGÃO
Se é de coração, é de verdade.



HERMANOS.
SOMOS DA MESMA FAMÍLIA.
S DA SADIA.
Sadia
NUGGETS



PROMOÇÃO GELADEIRA PREMIADA
batavo
CONCORRA
50 MIL
REAIS
E MAIS
MINI
NA HORA!

Exports performance (2010/2009)


4.3%
5.9%
11.6%
-13.1%
Net sales
Volumes
Price/ mix
Fx

- ✓Integrated sales improved:
  - ✓*go to market*
  - ✓*time to market* – pass through of prices due to higher commodity prices levels
- ✓ Advanced in the value chain: Saudi Arabia
- ✓Started realization of synergies.

Exports by region


2009
Other Countries 16,2%
Middle East 31,8%
Eurasia 11,2%
Europe 21,4%
Far East 19,4%


2010
Other Countries 16,9%
Middle East 31,9%
Eurasia 11,3%
Europe 19,0%
Far East 20,9%

Middle East and Japan

Japan- Poultry


65% Brazil
Imports
36%
Local Production
64%

2010 Consumption: 2,020 thousand ton

Middle East* - Poultry


83% Brazil
Imports
40%
Local Production
60%

2010 Consumption: 4,134 thousand ton

* Excludes Egypt
Source: USDA

Russia

BRF
BRASIL FOODS


Sadia

Ad in Moscow



Freezer in Russia


Sadia
Sadia

Tasting

Middle East

BRF
BRASIL FOODS


18.50
Display at Carrefour


UAE


WE LOVE
TO COOK
WITH YOU
Truck distribution – OM
Perdix


Saudi Arabian- Ramadan رَمَضَان

Latin America

BRF
BRASIL FOODS


Sadia
Punta del Este






Sadia
Rebozados de Pollo!
LO BUENO HACE BIEN.
Sadia
Buenos Aires

Asia/ Africa


阿二 BBQ
燒烤工房
Sadia

Singapore


PERDIX
SOCCER STARS PROMOTION

Wet Market China



Mauritius Island

Outlook 2011

	2011
Net sales	10 - 12%
Investments	R$1.2 – R$1.4 billion
Breeder Stocks	R$400 million



Performance in the capital market



Shareholder´s Composition



Sabiá, 0.8%
Previ, 12.7%
Petros, 10.0%
Valia, 3.0%
Sistel, 1.5%
Tarpon, 7.0%
ADRs (NYSE), 9.3%
Foreing Investors, 27.6%
Treasury Shares, 0.1%
Domestic Investors, 28.1%

As of: 12.31.10
Number of Common Shares: 872,473,246
Capital Stock: R$ 12.6 billion

Company/sector performing above market average



300
250
200
150
100
50
0
jan-06
jul-06
jan-07
jul-07
jan-08
jul-08
jan-09
jul-09
jan-10
jul-10
jan-11
249 BRFS
144 S&P (FB&T)
113 INDU
104 S&P 500

Good performance in the sector

2006 - feb 2011 Performance

Shares Performance	
	(%)
Ibovespa	**101.41**
Dow Jones Indus	**14.08**
BRF - ADR (US$)	**149.24**
BRF (R$)	**119.77**
Hormel (US$)	67.69
Gen. Mills (US$)	50.61
Heinz (US$)	48.93
Nestlé (CHF)	33.84
Kellogg's (US$)	23.93
ConAgra (US$)	14.20
Kraft (US$)	13.03
Danone (€)	9.11
Tyson (US$)	8.95
Smithfield (US$)	(24.35)
Average	**42.91**

Source: Bloomberg

Capital Market Performance in 2010

Market Capitalization: R$26 billion (dec-2010)

SHARES PERFORMANCE - 2010 (%)	
Ibovespa	**1.0%**
Dow Jones Indus	**11.0%**
Tyson (US$)	40.3%
Smithfield (US$)	35.8%
Hormel (US$)	33.3%
BRF- ADR (US$)	28.9%
BRF (R$)	20.5%
Kraft (US$)	15.9%
Heinz (US$)	15.7%
Danone (€)	9.8%
Nestlé (CHF)	9.1%
Gen. Mills (US$)	0.5%
ConAgra (US$)	-2.0%
Kellogg's (US$)	-4.0%
Marfrig (RS)	-18.9%
JBS (RS)	-23.1%
Dean Foods (US$)	-51.0%
Average Performance	**7.4%**

Source: Bloomberg

Monthly traded volume

4Q10: US$ 47.8 milllion/day – 22.7% lower than 4Q09
2010: US$ 46.6 million/day – 18.1% higher than 2009


Volume (US$ million)
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
-
18
16
14
12
10
8
6
4
2
0
Price us$
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Dec-10
BRFS3
BRFS
Price BRFS3

BRF ready for the **future**

Executing the **largest** merger in the food industry in the world

Growing and generating **value** to shareholders

Net sales in 2010 : **R$23 billion**

113,000 employees

Waiting for **CADE´s** judgment